Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement are available at www.proxyvote.com.

MONDAY.COM LTD.

6 Yitzhak Sadeh St.,
Tel Aviv, 6777506, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS
TO BE HELD ON JULY 31, 2024

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Roy Mann, Eran Zinman and Eliran Glazer, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the ordinary shares, no par value (the “Ordinary Shares”), of monday.com Ltd. (the “Company”), held of record by the undersigned at the close of business on June 21, 2024, at the Annual General Meeting of Shareholders of the Company to be held at the Company's offices at 6 Yitzhak Sadeh St., Tel Aviv, 6777506, Israel, on July 31, 2024, at 6:00 p.m. (Israel time) and at any and all adjournments or postponements thereof (the “Meeting”), with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as described below.

The Ordinary Shares represented by this proxy card, when properly executed, will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the Ordinary Shares will be voted “FOR” the re-election of each of Jeff Horing and Avishai Abrahami as Class III directors and “FOR” the re-appointment of Brightman, Almagor and Zohar, a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and the authorization of the Board of Directors to set the fees to be paid to such auditors, and in accordance with the discretion of the proxies on such other matters as may properly come before the Meeting. This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Meeting.

The undersigned acknowledges receipt of the proxy statement relating to the Meeting.

Any and all proxies heretofore given by the undersigned are hereby revoked.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

(Continued and to be signed on the reverse side)

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. ET on July 30, 2024. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

MONDAY.COM LTD. 6 Yitzhak Sadeh St. Tel Aviv, 6777506, Israel
ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. ET on July 30, 2024. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 no later than 11:59 p.m. ET on July 30, 2024.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

			FOR	AGAINST	ABSTAIN
1.
To re-elect Mr. Jeff Horing as a Class III director, to serve until the Company’s annual general meeting of shareholders in 2027, and until his successor is duly elected and qualified, as described in the Proxy Statement.
			☐	☐	☐
			FOR	AGAINST	ABSTAIN

To re-elect Mr. Avishai Abrahami as a Class III director, to serve until the Company’s annual general meeting of shareholders in 2027, and until his successor is duly elected and qualified, as described in the Proxy Statement.
			☐	☐	☐
			FOR	AGAINST	ABSTAIN
2.
To re-appoint Brightman, Almagor and Zohar, a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors, as described in the Proxy Statement.
			☐	☐	☐

		MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING.	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Please sign exactly as your name(s) appear(s) on the Proxy. If held in joint tenancy, the shareholder named first in the Company’s register must sign. Trustees, Administrators, etc., should include title and authority. Corporations should provide full corporate name by duly authorized officer, giving full title as such. Partners should provide full partnership name by authorized person. PLEASE BE SURE TO RETURN THE ENTIRE PROXY.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date